Harley-Davidson, Inc.
3700 West Juneau Ave.
Milwaukee, WI 53208

James L. Ziemer
President and Chief Executive Officer

September 21, 2007

Mr. Daniel Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. Definitive 14A Filed March 28, 2007 File No. 001-09183

Dear Mr. Morris,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter from the Securities and Exchange Commission (the “Staff”) dated August 21, 2007, with respect to the Company’s Definitive 14A (Notice of Annual Meeting and Proxy Statement) (“Proxy Statement”) dated March 26, 2007. To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

Human Resources Committee, page 19

1.	You indicate that the human resources committee reviews the compensation of your named executive officers. Please clearly state whether compensation for executives other than the CEO is ultimately approved by the human resources committee. Refer to Item 407(e)(3)(i)(A) of Regulation S-K.

Company response:

On page 33 of the Proxy Statement, the Company stated that the CEO has the responsibility for determining salary levels of Functional Leadership Group executives other than the CEO. Salaries of Functional Leadership Group executives are recommended to or established by the CEO who approves them before providing them to the Human Resources Committee (“HR Committee”) for review during the February HR Committee meeting. In addition, the Compensation Discussion & Analysis discussed the process by which the HR Committee approves the following: (i) performance measures and goals for all of the Company’s short term incentive plans; and (ii) a combination of stock option and restricted stock grants based on a formula calculation for all eligible employees, including the named executive officers. However, the Company will address this comment in future filings by stating more clearly whether the HR Committee ultimately approves components of compensation for executive officers(1). For example, we will state that the committee reviews, but does not approve, base salaries for named executive officers other than the CEO.

Certain Transactions, page 25

2.	Please disclose your policies with respect to related person transactions. Although we note the final paragraph of the Nominating and Corporate Governance Committee report, we believe additional detail regarding the review and approval of related person transactions is necessary. Refer to Item 404(b) of Regulation S-K.

Company Response:

On page 20 of the Proxy Statement, we disclosed that the HR Committee reviews potential conflicts of interest involving any executive officer other than the CEO, and on page 22 of the Proxy Statement, we disclosed that the Nominating and Corporate Governance Committee (the “Nominating Committee”) reviews potential conflicts of interest involving the CEO or any director. On page 25 of the Proxy Statement, we disclosed each related party transaction and noted that, in the case of directors, the Nominating Committee considered the relationship under our Conflict of Interest Process for Directors and Executive Officers and that, in the case of executive officers, the HR Committee considered the relationship under that same process.

In fact, the Company has had a Conflict of Interest Process for Directors and Executive Officers in place in its current form since 2003, and it is available to the public via our website. Under this process, in the case of a potential conflict involving the CEO or a director, the issue is submitted to the chairperson of the Nominating Committee (in the case of a conflict involving such chairperson, the issue is submitted to the entire Nominating Committee without the chairperson present) to determine whether an actual conflict exists.  The chairperson (or the Nominating Committee in the case of a conflict involving the chairperson) determines whether an actual conflict exists.  If the chairperson determines that an actual conflict exists, then the issue is brought to the full Nominating Committee to decide whether an actual conflict exists. If a determination is made that an actual conflict exists, then the Nominating Committee determines whether to waive the conflict or require the CEO or director to remove the conflict.

In the case of a potential conflict involving executive officers, the issue is submitted to the Vice President and General Counsel of the Company (in the case of a conflict involving the Vice President and General Counsel, the issue is submitted to the CEO) to determine whether an actual conflict exists.  The Vice President and General Counsel (or the CEO in the case of a conflict involving the Vice President and General Counsel) determines whether an actual conflict exists.  If a determination is made that an actual conflict exists, then the issue is brought to the Chair of the HR Committee to decide whether an actual conflict exists.  If the chairperson of the HR Committee determines that an actual conflict exists, then the issue is brought to the full HR Committee to decide whether an actual conflict exists.   If the HR Committee determines that an actual conflict exists, then the HR Committee determines whether to waive the conflict or require the executive to remove the conflict.

1   For Securities and Exchange Commission purposes, the members of the Company’s Leadership and Strategy Council (which functions similarly to an executive committee) are considered to be the Company’s executive officers. The Leadership and Strategy Council is a subset of the Company’s Functional Leadership Group whose members consist of the leaders of the functional areas of Harley-Davidson Motor Company Operations, Inc., Harley-Davidson Motor Company Group, Inc., Harley-Davidson Motor Company, Inc. (collectively, these entities are referred to as the “Motor Company”), Harley-Davidson Financial Services, Inc., Buell Motorcycle Company, LLC and Harley-Davidson, Inc.

If a conflict is waived, the shareholders must be promptly notified. Generally, the Company has disclosed the waiver of conflicts associated with related party transactions in the Proxy Statement because these conflicts have involved historical ordinary course relationships.

The Company will address this comment in future filings by disclosing in more detail our policies with respect to related person transactions.

Compensation Discussion and Analysis, page 30

3.	Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. Please provide a reasonably complete analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers’ compensation package and describe the reasons why the committee believes the amounts paid to each named executive officer are appropriate in light of the various items considered in making specific compensation decision.

Company Response

The Company will attempt to address this comment in future filings by providing additional detail concerning how we arrived at and why we paid elements and level of compensation and the factors that were considered by the CEO in his actions relating to the compensation of his direct reports and by the HR Committee with respect to the compensation of the CEO. However, the Company generally believes its Compensation Discussion & Analysis included an analysis of the elements and levels of compensation paid to the named executive officers that was responsive to the requirements. For example, the disclosure explains why we pay base salaries, how we set midpoints (relative to benchmarking surveys previously disclosed), other factors considered in setting individual executives’ salaries and the process for approving salaries. Similarly, we disclosed information about short-term incentive compensation such as its purpose, the process for approval and that target payouts are set at or above the market median. There is comparable disclosure for long-term incentives and benefits. The Company does not understand Item 402(b) of Regulation S-K to require the Company to specifically explain and justify the amount of each element of each individual named executive officer’s compensation, which among other things could involve disclosure of sensitive personnel information.

4.	Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Provide an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

Named executive officers, as well as other salaried employees, annually review and prepare commitments which are generally goals to be achieved within a given timeframe. The CEO meets with his direct reports, and the other named executive officer meets with the President of the Motor Company, to review and discuss these commitments. At the end of each year, the CEO meets with his direct reports, and the other named executive officer meets with the President of the Motor Company, for their year-end performance assessment at which time they are evaluated on the degree of achievement against their commitments. As indicated in our response to question 1, the base salaries of the named executive officers are recommended to or established by the CEO taking into account current compensation levels, competitive market data provided by Mercer Human Resource Consulting (“Mercer”) and the results of this assessment. Generally, no factor is weighted more heavily than any other.

In the case of the CEO, the HR Committee annually reviews the performance of the CEO as described on page 20 of the Proxy Statement. The HR Committee receives an analysis, on an annual basis, from Mercer that benchmarks the CEO compensation with that of actual proxy data from our comparator group of companies as well as survey data. Based upon this benchmarking, the consultant provides a range of recommendations for the HR Committee to consider. The HR Committee also considers such factors as general financial performance of the Company, succession planning and talent development, strategy development and any other commitments agreed to by the CEO and the Nominating Committee. The HR Committee makes a recommendation to the Nominating Committee based upon this data and its review of the CEO’s performance. Generally, no factor is weighted more heavily than any other.

Short term incentive pay (as historically approved by the HR Committee) for employees, including the named executive officers, has no element of individual performance except to the extent that participants in the Corporate STIP may have their STIP payments reduced based upon a recommendation of the CEO. Long term incentive awards can vary based upon individual performance, potential long-term contribution to the Company, potential to advance within the Company or other factors such as retention risk. Generally, no factor is weighted more heavily than any other.

The Company will attempt to address this comment in future filings by providing additional detail of factors that were considered in establishing the compensation of the named executive officers.

5.	In the first paragraph of this section you identify certain individuals as members of your “FLG.” However, your disclosure on page 5 suggests that the Vice President, New Business of the Motor Company would not qualify as a member of the FLG. Please explain or revise your disclosure to address the ways in which the policies and procedures which apply to Mr. Hutchinson differ from those applicable to the FLG. In addition, consider revising throughout your disclosure to use the term “Functional Leadership Group” instead of its acronym.

Company Response

The Vice President, New Business is a member of the Functional Leadership Group. The last sentence of the opening paragraph on page 30 of the Proxy Statement in the Compensation Discussion and Analysis section states that we are listing the named executive officers, who are among the Functional Leadership Group. In addition, on page 5 of the Proxy Statement we state that all of the leaders of the Motor Company’s functional areas and a number of other officers of the Company or its subsidiaries serve as members of the Functional Leadership Group. The reason for the added description for the Vice President, New Business was to make clear that this individual’s job function changed during the calendar year. However, he was and is still a member of the Functional Leadership Group.

In future filings, the Company will revise its disclosure to refer to the FLG as the Functional Leadership Group.

Use of Consultants and Other Advisors, page 31

6.	You have identified the companies comprising the peer group that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Company Response

In addition to the peer group companies disclosed on page 31 of the Proxy Statement, additional compensation survey sources were used for benchmarking purposes, including Mercer’s Executive Compensation Survey, Mercer’s Executive Pay and Performance Survey, Watson Wyatt’s Top Management Survey, Towers Perrin’s Executive Compensation Database, Hewitt’s Total Compensation Management Industrial and Service Executive Compensation Survey, and the Mercer/Wall Street Journal 350 Study. We have utilized general industry data and, where available by survey, manufacturing industry data. All survey data was size adjusted, using regression analysis to normalize to a revenue size of $6 billion where regression relationships existed, and using similarly-sized tabular data where regression relationships were not provided. This data was used to provide market reference points for all components of compensation for the named executive officers.

Our compensation philosophy emphasizes pay for performance by targeting base salary midpoints for Functional Leadership Group at or below the market median of the comparator organizations. We target short-term incentive opportunities and equity-based awards at or above the market median of the comparator organizations. Our goal is to provide an opportunity for total direct compensation that is competitive with the market median of our comparator organizations. In 2006, targeted total direct compensation for the named executive officers was on average slightly below the market median of the comparator organizations

The Company will attempt to address this comment in future filings by continuing to identify our peer group as well as the various surveys we utilize in determining our competitive positioning for base pay, short term incentive compensation and long term equity grants. In addition, we will provide commentary on our targeted and actual positioning relative to the benchmarks.

Short-Term Incentive Plans, page 33

7.	The human resource committee has discretion to reduce awards under your short-term incentive plans. Please more fully address the discretion the human resources committee may exercise with respect to your incentive programs. For instance, when the company fails to meet performance targets may the Committee, in its discretion, still choose to grant cash awards? Alternatively, when objective performance criteria are satisfied what discretion does the Compensation Committee have to limit (or increase) incentive awards? Refer to Item 402(b)(2)(vi) of Regulation S-K.

Company Response

The Company will attempt to address this comment in future filings by providing more detail on the terms of the Corporate STIP. In fact, under the terms of the Corporate STIP, the HR Committee, may in its sole discretion, at any time prior to payment, reduce the amount of any performance award by up to fifty percent (50%). These reductions need not be uniform among participants and the HR Committee may but shall not be required to, give one or more reasons for any such reductions. In 2006, on page 34 of the Proxy Statement we disclosed that Company performance under the Corporate STIP would have resulted in a payout of 152% of target. However, based upon a recommendation of the CEO, the HR Committee exercised its discretion and approved a reduced Corporate STIP payout in the range of 120% to 135% of the target opportunities to achieve more consistency with the Motor Company STIP payout and the STIP payouts for the other affiliates. While the Corporate STIP provides the HR Committee with the ability to reduce the amount of the performance award payable to one or more of the participants, the plan does not give the HR Committee discretionary authority to increase the amount of any performance award above the amount determined in accordance with the Corporate STIP. The Employee Short Term Incentive Plan includes similar provisions relating to discretionary authority, although the HR Committee has not relied upon its authority to reduce amounts under this plan. Although the plans preclude discretion to increase award amounts, the HR Committee has the discretion to make awards outside the plans.

Corporate STIP, page 34

8.	Please provide additional support for your statement that future performance goals will be “more challenging” to achieve than in 2006. Please address the specific reasons why earning payouts under your incentive program may be easier or more difficult to achieve in the future.

Company Response

In response to your request, the Company is providing the following additional information to you. The Company stated that it believed that earnings payouts under the Motor Company STIP formula (approved by the HR Committee in December 2006) will be more challenging to achieve in 2007 over prior years because of a labor strike. During the first quarter of 2007 (prior to our filing our Annual Report on Form 10-K), a three-week strike occurred at the Company’s York, Pennsylvania plant. The strike impacted Company’s performance by reducing the motorcycle shipment target previously announced by the Company by 14,000 motorcycles, which will negatively affect payouts under the Motor Company STIP.

Motor Company STIP, page 34

9.	Please more clearly explain the impact on potential award payouts of the failure to satisfy one or both of the non-financial elements of the plan.

Company Response

The Company will attempt to address this comment in future filings by quantifying the impact on any payouts under the Company’s short term incentive plans from the failure to meet one or more of the non-financial metrics, if any, during a plan year. In 2006, financial performance (using earnings growth as the measure) resulted in a payout percentage that was subject to potential reduction based upon the non-financial elements.

Performance at the maximum level under the quality measure and at the target level under the retail sales measure would have maintained the payout percentage resulting from earnings growth. Performance below target under the retail sales measure would have reduced the payout percentage resulting from earnings growth by 10 percentage points. Performance below threshold under the quality measure would have reduced the payout percentage resulting from earnings growth by 20 percentage points. We provide additional details regarding these measures on page 34. Based on the actual performance for 2006, the final payout percentage was 88% compared to a target of 100%. Performance under the quality measure reduced the payout percentage by 5 percentage points, and performance under the retail measure did not result in any reduction.

Long-Term Incentives, page 35

10.	We note the second sentence of the first full paragraph on page 36. Please disclose the formula used to calculate the value of the stock options and restricted stock to be granted to the named executive officers.

Company Response

The Company will attempt to address this comment in future filings by providing more detail on any formula used to calculate the value of equity awards to named executive officers. The formula used to calculate the aggregate value of equity awards to a named executive officer (other than the CEO) is based upon utilizing a factor of 60% of the executive’s base pay to determine the targeted real value of the awards. In other words, the starting point for the value of equity awards to a named executive officer is 60% of base pay. This 60% factor can be modified by a factor of up to 200% based on individual performance, potential long-term contribution to the Company and potential to advance within the Company as well as other factors such as retention risk. Therefore, the real value can range between 0 and 120% of base pay. In 2006, the factor for each of the named executive officers was 200%. This value is then provided 50% in the form of stock options (valued using a lattice model) and 50% in the form of restricted stock (valued at face value). For the CEO, the annual equity award is recommended by the HR Committee and approved by the Nominating Committee based upon competitive market data, the general financial performance of the Company and the CEO’s performance against commitments agreed to by the CEO and the Nominating Committee.

11.	Please disclose whether options may be granted at times when the board or committee is in possession of material non-public information.

Company Response

The Company will attempt to address this comment in future filings by describing our Option and Restricted Stock Grant Process. Options are awarded to employees and directors pursuant to a process approved by the HR Committee. Annual option awards historically have occurred in February after the release of fourth quarter earnings at which time the “window” for effecting transactions in the Company’s stock is generally open for those employees who, through their job, have access to material non-public information. Off cycle grants of options may only be effective on dates during an open window period and occur after a determination is made by management that an individual is deserving of an option grant because: (i) an eligible employee was inadvertently omitted from the annual award list; (ii) an eligible employee is a recent hire; (iii) an eligible employee excelled in his/her job; (iv) an eligible employee is promoted to a new career band (03 or above); or (v) an eligible employee is valued and management wants to retain the individual.

Summary Compensation Table, page 42

12.	As noted in Section II.B.1 of the Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Ziemer differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Company Response

In response to your request, the Company is providing the following additional information. As discussed in the answer provided to Question 4, the compensation for the CEO is based in part upon an analysis of the remuneration packages of comparator organizations. The disparity of compensation between the Company’s CEO and the other named executive officers is consistent with compensation levels from data of comparator organizations and other compensation surveys.

Grants of Plan-Based Awards, page 44

13.	Please revise footnote (i)(j) or your Compensation Discussion and Analysis to more fully describe the restricted shares and stock options granted to Mr. Bergmann.

Company Response

The Company will attempt to address this comment to the extent appropriate in future filings. The Company granted Mr. Bergmann shares of restricted stock and stock options upon his commencement of employment as CFO on March 6, 2006. As we noted on page 33 of the Proxy Statement, in February 2006, the HR Committee reviewed the market competitive data for elements of direct compensation that Mercer provided for the position of CFO. The Company used this data in determining Mr. Bergmann’s direct compensation (including the grant of restricted shares and stock options).

Change-in-Control (CIC) Table, page 52

14.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Company Response

The Company will attempt to address this comment in future filings by providing additional detail about the payments and benefits in the severance agreements and CIC agreements We will also discuss the use of these agreements in our total compensation philosophy. The form of these agreements has been in use for approximately ten years and filed with the SEC.

Director Compensation, page 56

15.	Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Company Response

In future filings, the Company will modify note (c) to the Director Compensation table to include the following: Directors receive an annual grant of share units, each representing the value of one share of Company common stock. The payment of share units is deferred until a director ceases to serve as a director and share units are payable at that time in actual Company stock. The compensation related to share unit awards has been calculated pursuant to Statement of Financial Accounting Standard Number 123(revised) (SFAS No. 123R). Under SFAS No. 123R, the grant date fair value of an award is recognized over the requisite service period. For purposes of this award, there is no requisite service period and the cost of the award is recognized as expense on the date of grant. The fair value of share unit is based on the market price of a share of Company common stock on the date of grant. Refer to Note 8 of the Company’s 2006 Financial Statements as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, for additional information related to the Company’s stock awards.

The Director Stock Plan has been filed with the SEC.

Should you have any questions or wish to discuss any of our responses, please do not hesitate to call me at 414/343-4750 or Gail A. Lione, Vice President, General Counsel and Secretary, at 414/343-4044.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James L. Ziemer